Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

REABLE THERAPEUTICS FINANCE LLC,

REACTION ACQUISITION MERGER SUB, INC.

and

DJO INCORPORATED

Dated as of July 15, 2007

i

		Page

9.11	Interpretation	57
9.12	Assignment	58

Each of the terms set forth below is defined on the page number of this Agreement set forth opposite such term.

Defined Term	Page No.

Acceptable Confidentiality Agreement	33
Adverse Recommendation Change	36
Agreement	1
Applicable Date	11
Bankruptcy and Equity Exception	9
Benefits Plans	13
business day	2
By–Laws	2
Certificate	3
Certificate of Merger	2
Change	7
Charter	2
Closing	1
Closing Date	2
Code	5
Company	1
Company Approvals	10
Company Board	6
Company Disclosure Letter	6
Company ESPP	42
Company Material Adverse Effect	7
Company Option	6
Company Recommendation	38
Company Reports	11
Company Representatives	33
Company Stockholder Approval	9
Confidentiality Agreement	56
Contract	10
Current Employees	41
D&O Insurance	43
Debt Financing	27
Debt Financing Commitment	27
DGCL	1
Dissenting Shares	3
Effective Time	2
Elected Officers	31
Employees	13
Environmental Law	16
Equity Financing	27
Equity Financing Commitment	27
ERISA	13
ERISA Affiliate	14
Exchange Act	7
Exchange Fund	4
Excluded Party	35
Excluded Share	3
Excluded Shares	3
Executive Officer	32
FD&C Act	22
FDA	22
FDA Law and Regulation	22
Financing	27
Financing Commitments	27
Foreign Antitrust Laws	10
GAAP	8
Government Antitrust Entity	40
Governmental Entity	10
Guaranty	1
Hazardous Substance	16
Health Care Law	23
Health Care Laws	23
Health Care License	23
HSR Act	10
Indemnified Parties	42
Initiation Date	47
Intellectual Property	19
ISRA	32
Knowledge	13
Laws	15
Leases	24
Licenses	15
Lien	9
Marketing Period	46
Material Contract	21
Merger	1
Merger Sub	1
Multiemployer Plan	13
No-Shop Period Start Date	33
Non-U.S. Benefit Plans	13
Notice Period	36
NYSE	8
Other Filings	21
Owned Property	24
Parent	1
Parent Disclosure Letter	25
Parent Fee	52
Paying Agent	4
Payor	25
Per Share Merger Consideration	3
Person	5
Proxy Statement	21
Representatives	55
Required Information	45
Restraints	48
Sarbanes-Oxley Act	11
SEC	11
Securities Act	11
Share	3
Share Equivalents	9
Shares	3
Significant Subsidiary	7
Solvent	28

Stock Plans	8
Stockholders’ Meeting	38
Subsidiary	7
Superior Proposal	35
Surviving Corporation	1
Takeover Proposal	35
Takeover Statute	15
Tax	18
Tax Return	18
Taxes	18
Termination Date	49
Termination Fee	51
U.S. Benefit Plans	13

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of July 15, 2007, among ReAble Therapeutics Finance LLC, a Delaware limited liability company (“Parent”), Reaction Acquisition Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and DJO Incorporated, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the respective boards of directors of each of Parent and the Company have determined that the Merger is advisable and in the best interests of their respective companies and stockholders and accordingly have agreed to effect the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Blackstone Capital Partners V L.P. (“Blackstone” or the “Guarantor”) has provided a limited guaranty (a “Guaranty”) in favor of the Company; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1   The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and (c) the Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub.  The Merger shall have the effects set forth in ARTICLES II, III and IV below and as specified in the DGCL.

1.2   Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m. (New York time) on the second business day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in ARTICLE VII, the parties shall not be required to effect the Closing until the earliest of (a) a date during the Marketing Period specified by Parent on no less than three business days’ notice to the Company (which notice may be conditional upon the closing of the Debt Financing), (b) the final day of the Marketing Period and (c) the Termination Date, subject in each case to the satisfaction or waiver of all the conditions set forth in ARTICLE VII as of the date determined pursuant to this proviso (the date on which the Closing occurs pursuant to this Section 1.2, the “Closing Date”). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

1.3   Effective Time.  Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, the Company will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and By-Laws
of the Surviving Corporation

2.1   The Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be identical to the certificate of incorporation of Merger Sub in the form set forth as Exhibit A hereto (the “Charter”), until thereafter amended as provided therein or by applicable Laws except for Article I of the Charter, which shall read in its entirety as follows:  “The name of the corporation is DJO Incorporated.”

2.2   The By-Laws.  At the Effective Time, the by-laws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the by-laws of Merger Sub as in effect immediately prior to the Effective Time, except as to the name of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Laws.

ARTICLE III

Officers and Directors
of the Surviving Corporation

3.1   Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2   Officers.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the MERGER on Capital Stock;
Exchange of Certificates

4.1   Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or their respective stockholders:

(a)     Merger Consideration.  Each share of the common stock, $0.01 par value, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company (each, an “Excluded Share” and collectively, the “Excluded Shares”)) shall be converted into the right to receive $50.25 per Share in cash, less any required withholding Taxes as described in Section 4.2(f) and without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b)    Cancellation of Excluded Shares.  Each Excluded Share referred to in Section 4.1(a), except shares owned by any direct or indirect wholly owned Subsidiary of (i) Parent (other than Merger Sub or the Surviving Corporation) or (ii) the Company, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist. Each Share beneficially owned by any direct or indirect wholly owned Subsidiary of (i) Parent (other than Merger Sub or the Surviving Corporation) or (ii) the Company shall remain outstanding and no payment shall be made in respect thereof.

(c)     Merger Sub.  At the Effective Time, each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $0.01 par value, of the Surviving Corporation.

(d)    Dissenting Shares.  Shares that have not been voted for adoption of this Agreement and with respect to which appraisal shall have been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration at or after the Effective Time unless and until the holder of such Shares effectively withdraws his demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares shall effectively withdraw (in accordance with Section 262(k) of the DGCL) his demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares shall cease to be a Dissenting Share and shall be converted into and represent the right to receive the Per Share Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not make any payments with respect to, or compromise or settle, any demand for appraisal without the written consent of Parent, which consent shall not be unreasonably withheld.  Each holder of Dissenting Shares who becomes entitled, pursuant to the provisions of Section 262 of the DGCL, to payment for such Dissenting Shares under the provisions of Section 262 of the DGCL shall receive payment thereof from the Surviving Corporation and such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.

4.2   Exchange of Certificates for Shares.

(a)     Paying Agent.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. To the extent that there are losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such payments under Section 4.1(a).

(b)    Exchange Procedures.  Promptly after the Effective Time (and in any event within five business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) multiplied by (B) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c)     Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this ARTICLE IV.

(d)    Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofor complied with this ARTICLE IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)), without any interest thereon; provided, that such holder of Shares shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under applicable Laws. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e)     Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f)     Withholding Rights.  Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Paying Agent, Surviving Corporation, Merger Sub or Parent, as the case may be.

4.3   Treatment of Stock Plans.

(a)   Options.  At the Effective Time, except as otherwise agreed in writing by the participant and Parent, each outstanding option to purchase Shares under the Stock Plans, vested or unvested (a “Company Option”), shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b)   Corporate Actions.  At or prior to the Effective Time, the Company, the board of directors of the Company (the “Company Board”) and the compensation and stock option committee of the Company Board, as applicable, shall adopt resolutions to implement the provisions of Section 4.3(a), it being understood that the intention of the parties is that following the Effective Time no holder of any Company Option or any participant in any Stock Plan or other employee benefit arrangement of the Company shall have any right thereunder to acquire any capital stock (including any phantom stock, stock appreciation right or other equity or equity-based right) of the Company, any Subsidiary or the Surviving Corporation.

4.4   Adjustments to Prevent Dilution.  In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V

Representations and Warranties

5.1   Representations and Warranties of the Company.

Except as set forth (i) in (A) the Company Reports filed with the SEC from and after December 31, 2006 through and including the date hereof or (B) the Form 8-K previously disclosed to Parent and to be filed in connection with the announcement of this Agreement (but, in any case, only to the extent (x) such disclosure does not constitute a “risk factor” or a “forward-looking statement” under the heading “Forward-Looking Statements” in any of such Company Reports and (y) the applicability of such disclosure to a section or subsection of these representations and warranties is reasonably apparent) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent except in the case of the disclosure applicable to qualifying the representation set forth on

Section 5.1(f) which shall be set forth only on Section 5.1(f) of the Company Disclosure Letter) the Company hereby represents and warrants to Parent and Merger Sub that:

(a)    Organization, Good Standing and Qualification.

Each of the Company and its Subsidiaries (x) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, (y) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (z) is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing (with respect to clause (z) above only), or to have such power or authority, would not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and (iii) “Company Material Adverse Effect” means an event, change, effect, development, condition or occurrence (each a “Change”) that, when considered individually or in the aggregate with all other Changes, is or would reasonably be expected to be materially adverse to (x) the ability of the Company to timely perform its obligations under, and consummate the transactions contemplated by, this Agreement or (y) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided that no Change to the extent resulting from the following shall constitute or be taken into account in determining whether there has been a Company Material Adverse Effect under clause (iii)(x) or (iii)(y):

(A)          changes in the economy or financial markets generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations or that are the result of acts of war or terrorism;
(B)           general changes or developments in any industry in which the Company and its Subsidiaries operate;
(C)           any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, partners, employees, financing sources or suppliers, or any change in the Company’s credit ratings, caused by the pendency or the announcement of the transactions contemplated by this Agreement;
(D)          any action or omission expressly required pursuant to the terms of this Agreement (other than the consummation of the Merger itself), or pursuant to the express written request of Parent;

(E)           changes in U.S. generally accepted accounting principles and any foreign equivalents thereof (“GAAP”) or any Law after the date hereof;
(F)           any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement in and of itself; provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any Change underlying or contributing to such failure has resulted in, or contributed to, a Company Material Adverse Effect;
(G)           a decline in the price or trading volume of the Company common stock on the New York Stock Exchange (the “NYSE”) in and of itself; provided that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Change underlying or contributing to such decline has resulted in, or contributed to, a Company Material Adverse Effect; and
(H)          reductions in regulatory reimbursement rates affecting the Company taking effect after the date hereof and the Changes resulting therefrom;
unless, in the case of the foregoing clauses (A), (B) (E) and (H) such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, when compared to other companies operating in the same industries in which the Company or its Subsidiaries operate.

(b)    Capital Structure; Indebtedness.

(i)            The authorized capital stock of the Company consists of 39,000,000 Shares, of which 23,627,935 Shares were outstanding as of the close of business on June 30, 2007, and 1,000,000 shares of preferred stock, none of which were outstanding as of the date hereof. Since June 30, 2007, the Company has not issued any Shares other than the issuance of Shares upon the exercise in accordance with the terms of the Stock Plans of Company Options outstanding on such date disclosed in Section 5.1(b)(i) of the Company Disclosure Letter, and since June 30, 2007 the Company has not issued any Share Equivalents. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement, other than Shares reserved for issuance under the dj Orthopedics, Inc. Fifth Amended and Restated 1999 Stock Option Plan, dj Orthopedics, Inc. 2001 Omnibus Plan, dj Orthopedics, Inc. 2001 Non-Employee Directors’ Stock Option Plan and the dj Orthopedics, Inc. 2001 Employee Stock Purchase Plan (collectively, the “Stock Plans”), the Company has no Shares reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of June 30, 2007 of Company Options outstanding under the Stock Plans, including the holder, date of grant, term, number of Shares subject to each Company Option and exercise price.  The exercise price per Share applicable to each Company Option was, on the applicable grant date, no less than the fair market value (as such term is defined in the Stock Plans) of the underlying Share on such date. Other than the Company Options, the Company and its Subsidiaries have not issued or granted any restricted stock, performance stock units, restricted stock units or any other equity or equity-based awards (including cash-settled awards) under the Stock Plans or otherwise. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, option to purchase or lease or other encumbrance (each, a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries, or contractual obligations of the Company or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of the Shares or preferred shares, and no securities or obligations evidencing such rights (“Share Equivalents”) are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations for borrowed money the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Significant Subsidiaries on any matter. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary other than director qualifying shares are owned by the Company (or a wholly owned Subsidiary of the Company).

(ii)           The only outstanding indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany amounts) is set forth in Section 5.1(b)(ii) of the Company Disclosure Letter.

(c)     Corporate Authority; Approval and Opinion of Financial Advisor.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to, with respect to the Merger, the affirmative vote of at least a majority of the outstanding Shares entitled to vote to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”).  The Company Stockholder Approval is the only action of the holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           The Company Board at a meeting duly called and held, has by unanimous vote of the directors, (A) approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified, (B) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and fair to and in the best interest of the Company and its stockholders, (C) resolved (subject to Section 6.2) to recommend this Agreement and the Merger to its stockholders for approval and adoption, and (D) directed that this Agreement and the Merger be submitted to its stockholders for consideration in accordance with this Agreement.  The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement or approve the transactions contemplated by this Agreement under applicable Law.  The Company Board has received the opinion of Wachovia Capital Markets, LLC to the effect that, as of the date of such opinion, the $50.25 per share merger consideration to be received by holders of the Shares (other than as set forth in such opinion) is fair, from a financial point of view, to such holders, subject to the qualifications set forth therein, a complete and correct signed copy of which opinion will be delivered to Parent, solely for informational purposes, after receipt thereof by the Company.

(d)    Governmental Filings; No Violations; Certain Contracts.

(i)            Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (C) the foreign antitrust and merger control laws listed on Section 5.1(d)(i)(C) of the Company Disclosure Letter (the “Foreign Antitrust Laws”), (D) under the Exchange Act, (E) under the rules of the NYSE and (F) set forth on Section 5.1(d)(i)(F) of the Company Disclosure Letter (the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of the Company or any of its Significant Subsidiaries pursuant to any material agreement, lease, license, contract, note, mortgage, indenture, arrangement, commitment, bond or other obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or, (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(e)     Company Reports; Financial Statements.

(i)            The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities Exchange Commission (the “SEC”) under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since December 31, 2004 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)           The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(iii)          Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects the consolidated results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of information or notes not required by GAAP to be included in interim financial statements and to normal year-end adjustments), and in each case have been prepared in accordance with GAAP applied on a consistent basis, except as may be noted therein.

(iv)          The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls and financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board that they have identified (A) no significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial information and (B) no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of December 31, 2006, the Company has concluded, following an evaluation under the supervision and with the participation of the Company’s principal executive officer and its principal financial officer of the effectiveness of the Company’s disclosure controls and procedures, that the Company’s disclosure controls and procedures were effective.  Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

(v)           The Company has made available to Parent true and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since the Applicable Date and prior to the date hereof.  As of the date hereof, there are no outstanding or unresolved comments from the SEC staff with respect to any Company Report.

(f)     Absence of Certain Changes.   Since December 31, 2006 there has not been any Change that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.  Since December 31, 2006 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any transaction other than according to, the ordinary and usual course of such businesses consistent with past practices and have not taken any action which, if it had been taken after the date hereof, would have required the prior written consent of Parent pursuant to clauses (A), (B), (C), (E), (F), (G), (H), (I), (J), (K), (L), (M), (N), (R) and (S) of Section 6.1 (assuming any applicable threshold contained therein was already fully surpassed), and neither the Company nor any of its Subsidiaries has suffered any damage, destruction or loss (whether or not covered by insurance) other than in the ordinary course of business and consistent with past practice.

(g)    Litigation and Liabilities.

(i)            There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, inquiries or other proceedings pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective assets, properties or rights, which would, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, have a Company Material Adverse Effect. This Section 5.1(g)(i) does not apply to litigation and liabilities relating to compliance with Health Care Laws, which is addressed in Section 5.1(s) hereunder.

(ii)           Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), whether or not required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet as of December 31, 2006 included in the Company Reports, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2006, (C) incurred in connection with the Merger or the transactions contemplated by this Agreement, or (D) that would not, individually or in the aggregate, have a Company Material Adverse Effect.

The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g) of the Company Disclosure Letter without obligation of any further review or inquiry, and does not include information of which they may be deemed to have constructive knowledge only.

(h)    Employee Benefits.

(i)            All material employee benefit plans covering current or former officers, directors, employees of the Company or its Subsidiaries (collectively, the “Employees”) or current or former independent contractors or consultants of the Company or its Subsidiaries, or under which there is or could be a financial obligation of the Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, “multiemployer plans” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), and deferred compensation, stock option, stock purchase, stock appreciation rights, other stock or stock based, incentive and bonus, change in control, salary continuation, termination, severance, fringe benefit, collective bargaining, employee loan or other employee benefit plan, program, policy, practice, arrangement or agreement or other employment agreement (whether or not material, the “Benefits Plans”), other than Benefit Plans maintained outside of the United States exclusively for the benefit of Employees working outside of the United States with the exception of statutorily required programs (such plans hereinafter being referred to as “Non-U.S. Benefit Plans”), are listed in Section 5.1(h)(i) of the Company Disclosure Letter. True and complete copies of all Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Letter have been made available to Parent.  With respect to each such Benefit Plan, the Company has made available to Parent a true and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise; (ii) the most recent determination letter, if applicable; (iii) any summary plan description, and (iv) for the three most recent years, (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(ii)           Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect:

(A)          all Benefits Plans, other than Multiemployer Plans and Non U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”), have been established, maintained and operated in compliance with their terms, ERISA, the Code and all other applicable Laws and each U.S. Benefit Plan that is intended to qualify under Section 401 of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and nothing has occurred since the date of such letter that has or is likely to adversely affect such qualification;
(B)           neither the Company nor any of its Subsidiaries has engaged in a transaction that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA or any other similar provision of non-U.S. Law;
(C)           neither the Company nor any of its Subsidiaries has or is expected to incur any liability under Title IV of ERISA with respect to any “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, any Multiemployer Plan or any “multiple employer plan”, within the meaning of Section 4063/4064 of ERISA or section 413(c) of the Code, in each case currently or formerly maintained or contributed to by any of them or any other entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”);
(D)          the Company and its Subsidiaries do not have any unsatisfied withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA;
(E)           neither the Company nor any Subsidiary has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for Employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law;
(F)           with respect to any Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, (ii) no facts or circumstances exist that could give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, threatened or in progress;
(G)           all Non-U.S. Benefit Plans have been established, maintained and operated in compliance with their terms and all applicable Laws and each Non-U.S. Benefit Plan intended to qualify for favorable tax treatment outside the United States is so qualified;
(H)          all Non-U.S. Benefit Plans that are required to be funded are fully funded, and with respect to all other Non-U.S. Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary; and
(I)            all Non-U.S. Benefit Plans are listed in Section 5.1(h)(ii)(I) of the Company Disclosure Letter. The Company has made available true and complete summaries of all material Non-U.S. Benefit Plans.

(iii)          No Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company to merge, amend or terminate any of the Benefit Plans or (D) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(i)      Compliance with Laws; Licenses.  The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no material investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries or any Benefit Plan is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect. There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, inquiries or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, that (a) question or contest the validity of, or seeks the revocation, nonrenewal, deactivation, or suspension of any License or (b) seek the imposition of any condition, administrative sanction, modification or amendment with respect to any License.  Section 5.1(i) of the Company Disclosure Letter sets forth a true and complete list of all material Licenses, and all applications required to have been filed for the renewal of each such License have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such License have been duly made on a timely basis with the appropriate Governmental Entity. This Section 5.1(i) does not apply to compliance with Health Care Laws or Licenses, which is addressed in Section 5.1(s) hereunder.

(j)      Takeover Statutes.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation and by-laws is, or at the Effective Time will be, applicable to this Agreement, the Company, the Shares, the Merger or the other transactions contemplated hereby.  The Company has taken all action so that neither Parent nor Merger Sub will be prohibited from entering into a “business combination” with the Company as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(k)     Environmental Matters.  Except in each case for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect: (A), the Company and its Subsidiaries have complied at all times since the Applicable Date, and to the Knowledge of the Company, at all times prior to the Applicable Date, with all applicable Environmental Laws; (B) the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of the business as presently conducted, and the Company has no Knowledge that any of the foregoing will be revoked, will not be renewed or will be adversely modified; (C) neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, verbal claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law or concerning any actual or alleged liability of the Company or any of its Subsidiaries arising under or pursuant to any Environmental Law or concerning any Hazardous Substances, in each case that has not been fully and finally resolved; (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning noncompliance by, or actual or potential liability of, the Company or any Subsidiary with any Environmental Law or concerning any Hazardous Substances; (E) to the Knowledge of the Company, there are no Hazardous Substances at any property currently or formerly owned, leased or operated by the Company or any Subsidiary, or at any other location, in circumstances that could reasonably be expected to result in liability or costs to the Company or any of its Subsidiaries arising out of any applicable Environmental Law; and (F) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any liabilities under any Environmental Laws or concerning any Hazardous Substances.  The Company has provided or made available to Parent true and complete copies of all material studies, audits, assessments or investigations completed within the last five years concerning compliance with, or liability or obligations under, Environmental Laws affecting the Company or any of its Subsidiaries that are in the possession or control of the Company or any of its Subsidiaries.

As used herein, the term “Environmental Law” means any  Law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity concerning (A) the protection of the environment, (including air, water, soil and natural resources) or of human health and safety or (B) the use, storage, handling, release or disposal of harmful or deleterious substances.

As used herein, the term “Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous, toxic or radioactive under, or that could reasonably be expected to give rise to liability under, any applicable Environmental Law (including petroleum and any derivative or by-products thereof, polychlorinated biphenyls, asbestos, toxic molds and urea-formaldehyde insulation).

(l)      Taxes.

(i)            The Company and each of its Subsidiaries: (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them except where such failures to prepare or file Tax Returns would not, individually or in the aggregate, have a Company Material Adverse

Effect; (B) all such Tax Returns have been true, correct and complete in all material respects; (C) have timely paid all Taxes (whether or not shown as due on all such Tax Returns) and withheld all amounts that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder, affiliate or third party, except where such failure to so pay or remit would not, individually or in the aggregate, have a Company Material Adverse Effect; (D) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency; (E) with respect to any material Taxes that are not yet due and payable, each of the Company and its Subsidiaries has made due and sufficient accruals for Taxes on the Company Reports in accordance with GAAP; (F) to the Knowledge of the Company, no material written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction; and (G) there are no Liens (other than for Taxes not yet due and payable or subject to a good faith dispute, provided such Taxes have been reserved for on the Company Reports in accordance with GAAP) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(ii)           The Company and its Subsidiaries are not a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return, and have no liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than the Company or its Subsidiaries, including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by contract or otherwise, except for such amounts as do not, individually or in the aggregate, have a Company Material Adverse Effect.

(iii)          As of the date hereof, there are not pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2006 and 2005.

(iv)          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring any time during the two-year period ending on the date of this Agreement.

(v)           None of the Company or any of its Subsidiaries is a party to or bound by any agreement providing for the allocation, sharing or indemnification of Taxes.

(vi)          None of the Company or any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of Law or any other agreement relating to Taxes.

(vii)         There is no contract, plan or arrangement (written or otherwise) covering any current or former employee or director of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(m) of the Code.

(viii)        Except as would not, individually or in the aggregate, be material, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of foreign, state or local income Tax law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(ix)           There is no contract or agreement, plan or arrangement by the Company covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of section 280G of the Code.

(x)            Neither the Company nor its Subsidiaries have engaged in any “listed transaction” as such term is defined in Treasury Regulations section 1.6011-4 or any similar provision of state, local or foreign tax law.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, escheat, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” means any returns, reports, amended returns, claim for refund, or similar statement (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(m)    Labor Matters.  Neither the Company nor any of its U.S. Subsidiaries is a party to or otherwise bound by any collective bargaining agreement with a labor union or labor organization, nor are there any U.S. employees of the Company or any of its Subsidiaries represented by a works’ council, representative body or other labor organization, and there are, to the Knowledge of the Company, no material activities or material proceedings of any labor union, works council, representative body or other organization to organize any employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such union, works council or representative body. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down, lockout or any other similar event involving the Company or any of its Subsidiaries.

(n)    Intellectual Property.

(i)            Except as would not have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have sufficient rights to use all material Intellectual Property necessary for the operation of their businesses as presently conducted, and (B) all of such rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. Except as would not have a Company Material Adverse Effect, no written claim has been asserted, or to the Knowledge of the Company, threatened, against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement of, use or licensed right to use any Intellectual Property and the conduct of their business, as presently conducted, does not infringe or violate any Intellectual Property of any Person. To the Knowledge of the Company, no person is violating any Intellectual Property owned or exclusively licensed by the Company except as would not have a Company Material Adverse Effect.

(ii)           For purposes of this Agreement, the following term has the following meaning:

“Intellectual Property” means all: (A) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (B) inventions and discoveries, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (C) confidential information, trade secrets and know-how, including processes, schematics, business methods, drawings, prototypes, models, designs, customer lists and supplier lists; (D) published and unpublished works of authorship (including, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) all other intellectual property or proprietary rights, including any exclusive or non-exclusive license to any of the foregoing.

(iii)          Section 5.1(n)(iii) of the Company Disclosure Letter sets forth a complete and accurate list of all material registrations and applications for Intellectual Property owned or exclusively licensed by the Company or its Subsidiaries, and, except as would not have a Company Material Adverse Effect, all of such registrations and applications are valid, subsisting and have not expired or been cancelled or abandoned.

(iv)          Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable steps to protect and preserve their material Intellectual Property, including executing confidentiality agreements with all appropriate parties and executing Intellectual Property assignment agreements with all current and former employees and contractors who have contributed to any Intellectual Property purportedly owned by any of them.

(v)           Except as would not have a Company Material Adverse Effect, no product or service marketed, offered or sold by (and no material internal process or system operated by) the Company or any of its Subsidiaries uses, incorporates, is derived from or has embedded in it any software code subject to an “open source,” copyleft, shareware or similar license.

(vi)          Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable actions to protect the confidentiality, integrity and security of their material software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification, and no such event has occurred.

(o)    Insurance.  The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and appropriate for risks posed by the current and proposed operations of the Company and its Subsidiaries, taking into account the nature, size and scope of the Company’s and its Subsidiaries’ current and proposed operations and the locales in which the Company and its Subsidiaries operate. Copies of all such insurance policies maintained by the Company and its Subsidiaries have been made available to Parent and Merger Sub. Except as set forth in Section 5.1(o) of the Company Disclosure Letter and except as would not reasonably be expected to have a Company Material Adverse Effect: (i) all such policies are in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in material breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under any policy and (iii) there is no claim by the Company or any of its Subsidiaries pending under any such policies which (A) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business or (B) if not paid, that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(p)    Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has engaged Wachovia Capital Markets, LLC as its financial advisor. The Company has provided to Parent prior to the date hereof a true and complete copy of its engagement letter with Wachovia Capital Markets, LLC and there are no amounts payable to Wachovia Capital Markets, LLC in connection with Merger and the other transactions contemplated by this Agreement other than as set forth in such engagement letter.

(q)    Material Contracts.

(i)            The Company has made available to Parent true, correct and complete copies of, all Contracts and other instruments to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that (A) contain covenants that limit the ability of the Company or any of its Subsidiaries, or which, following the consummation of the Merger, could restrict the ability of Parent or any of its affiliates as of immediately prior to the Effective Time or the Surviving Corporation, to compete or operate in any business or with any Person or in any geographic area, or to sell, supply or distribute any service or product or to otherwise operate or expand its current or future businesses; (B) involve any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument; (C) relate to indebtedness for borrowed money, guarantees or similar obligations; (D) involve, since the Applicable Date, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such contract in excess of $10 million (other than acquisitions or dispositions of assets in the ordinary course of business, including acquisitions and dispositions of inventory); (E) relate to a material joint venture, partnership, limited liability or other similar agreement or arrangement; (F) by its terms calls for aggregate payments by the Company and its Subsidiaries or aggregate payments to the Company and its Subsidiaries under such Contract of more than $2 million over the remaining term of such Contract; (G) with respect to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that could result in payments in excess of $2 million; (H) involve any directors, executive officers or 5% stockholders of the Company; (I) involve any labor union or other employee organization, including any works council or foreign trade union or trade association; or (J) would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC.  Each such Contract described in clause (A) through (J) is referred to herein as a “Material Contract.”

(ii)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received any written notice or claim of default under any Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract and (ii) each of the Material Contracts is in full force and effect and, to the Knowledge of the Company, is the valid, binding and enforceable obligation of the other parties thereto (except that such enforceability is subject to the Bankruptcy and Equity Exception).

(r)     Proxy Statement; Other Filings.  The letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to stockholders of the Company in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”), at the time the Proxy Statement is first mailed and at the time of the Stockholders’ Meeting, and any other document to be filed with the SEC in connection with the Merger (the “Other Filings”), at the time of its filing with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any affiliate of Parent or Merger Sub expressly for inclusion therein. The Proxy Statement and the Other Filings will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(s)     Regulatory Compliance.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i)            The Company and its Subsidiaries is each conducting its business and operations in compliance with all applicable provisions of the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. §301 et. seq., the applicable regulations promulgated thereunder, and applicable guidances, standards and policies issued  by the United States Food and Drug Administration (the “FDA”) (collectively, “FDA Law and Regulation”) and comparable Laws of other Governmental Entities having jurisdiction over the business and operations of the Company and its Subsidiaries. Each “Medical Device”, as that term is defined in 21 U.S.C. § 321(h) of the FD&C Act, that is manufactured, tested, distributed and/or marketed by the Company and its Subsidiaries, is being manufactured, tested, distributed and/or marketed by the Company and its Subsidiaries in compliance with applicable FDA Law and Regulation, and comparable Laws of other Governmental Entities having jurisdiction over the business and operations of the Company and its Subsidiaries, including without limitation those relating to: (A) good manufacturing practices and the requirements for Quality System Regulation for the manufacture of Medical Devices; (B) pre-market notification and/or pre-market regulatory approvals or clearances prior to introducing the Medical Devices of the Company and its Subsidiaries into commerce in the United States; (C) investigational studies and clinical trials; (D) advertising, labeling and promotion of Medical Devices; (E) record keeping; and (F) filing of reports to the FDA. Since the Applicable Date, neither the Company nor any of its Subsidiaries have received any written notice or communication from the FDA or other Governmental Entity alleging noncompliance with any applicable FDA Law and Regulation or other comparable Laws. There are no pending, outstanding, or completed, or to the Knowledge of the Company any, threatened, FDA proceedings seeking the recall, withdrawal, suspension, detention or seizure of any Medical Device manufactured, tested, distributed and/or marketed by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries have received any notice since the Applicable Date that any Governmental Entity (including the FDA) has commenced, or to the Knowledge of the Company, threatened to initiate any action to withdraw its approval for, or request a recall of any Medical Device that is manufactured, tested, distributed and/or marketed by the Company or its Subsidiaries, or commenced or threatened in writing to initiate any action to enjoin the production of such Medical Devices at any facility.  To the Knowledge of the Company, there are no material facts which are reasonably likely to cause (i) market withdrawal, recall or suspension of any of such Medical Devices under applicable Law as in effect on the date of this Agreement, (ii) a material change in the marketing classification of any of such Medical Devices under applicable Law as in effect on the date of this Agreement, (iii) a material change in the labeling of any of such Medical Devices  required by applicable Law as in effect on the date of this Agreement or (iv) a termination or suspension of marketing of any of such Medical Devices.

(ii)           No director or officer, nor to the Knowledge of the Company, any employee of the Company or any of its Subsidiaries or any agent or independent contractor of the Company or any of its Subsidiaries has: (A) made any untrue statement of fact or fraudulent statement to the FDA or any other Governmental Entity responsible for FDA Law and Regulation or other comparable Laws; (B) failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity responsible for FDA Law and Regulation or other comparable Laws; or (C) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity responsible for FDA Law or Regulation to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed.Reg. 46191 (September 10, 1991).

(iii)          (A) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective assets, properties or rights involving any Health Care Law other than matters addressed in clause (B), (B) none of the Company or its Subsidiaries, or any director, or officer thereof has received written notice, nor, to the Knowledge of the Company, has any employee of the Company or any of its Subsidiaries received written notice, that the Company or any Subsidiary or any of their respective assets, properties or rights is the subject of any investigation or other administrative action, inquiry or other proceeding brought by the FDA or any other Governmental Entity having jurisdiction over the business and operation of the Company and its Subsidiaries involving any Health Care Law or any matter brought under the civil False Claims Act, and (C) neither the Company nor any of its Subsidiaries nor any of their respective assets, properties or rights is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity having jurisdiction over the business and operation of the Company and its Subsidiaries involving a violation of any Health Care Law.

(iv)          The Company and its Subsidiaries have been, since the Applicable Date, and are in compliance with all Laws applicable to its business and relating to Federal Health Care Programs (as defined in as 42 U.S.C. §1320a-7b(f)), including, but not limited to,: (a) 42 U.S.C. §§ 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes”; (b) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute”; (c) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (d) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996”; and (e) all comparable state or local Laws and regulations (collectively, “Health Care Laws” and each, individually, a “Health Care Law”).

(v)           Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, director or employee of the Company or any of its Subsidiaries has been excluded or debarred by any Laws from any healthcare program run by any Governmental Entity, and no formal action to exclude or debar the Company or any of its Subsidiaries from any such healthcare program is pending or, to the Knowledge of the Company, threatened in writing.

(vi)          Each of the Company and its Subsidiaries has obtained and is in compliance with all Licenses issued by any Governmental Entity involving any Health Care Law (each, a “Health Care License”) necessary to conduct its business as presently conducted.  There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or threatened against the Company or any of its Subsidiaries nor are there any investigations or other administrative actions, inquiries or other proceedings brought by the FDA or any other Governmental Entity having jurisdiction over the business and operation of the Company and its Subsidiaries of which the Company or any of its Subsidiaries has received written notice that (A) question or contest the validity of, or seek the revocation, nonrenewal, deactivation, or suspension of any License or (B) seek the imposition of any condition, administrative sanction, modification or amendment with respect to any Health Care License. Section 5.1(s)(vi) of the Company Disclosure Letter sets forth a true and complete list of all material Health Care Licenses, and all applications required to have been filed for the renewal of each such material Health Care License have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such material Health Care License have been duly made on a timely basis with the appropriate Governmental Entity.

(t)     Properties.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) has good title to all the properties and assets reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Property”), free and clear of all Liens, except (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company Reports or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) (the “Leases”) and is in possession of the properties purported to be leased thereunder, and each Lease is in full force and effect and is a valid and binding obligation of, subject to the Bankruptcy and Equity Exception, the lessee and, to the Company’s Knowledge, the lessor.  Section 5.1(t) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of (i) all real property that is within the Owned Property and the address and owner thereof and (ii) all Leases of real property.

(u)    Affiliate Transactions.  No executive officer or director of the Company or any of its Subsidiaries or any person beneficially owning 5% or more of the Shares is a party to any Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction or series of transactions with any of the foregoing within the last twelve months or that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

(v)    Foreign Corrupt Practices Act.  None of the Company or its Subsidiaries, any director or officer or, to the Knowledge of the Company,  employee of the Company or any of its Subsidiaries or any other Person acting on behalf of the Company or any of its Subsidiaries has, in connection with the operation of their respective businesses or in the conduct of their respective affairs relating to the Company and its Subsidiaries, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance in any material respect with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

(w)    Payors.  Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any investigation, inquiry or proceeding (other than routine surveys or audits in the ordinary course of business), or, to the Knowledge of the Company, is any such investigation, inquiry or proceeding threatened, nor is the Company or any of its Subsidiaries currently involved in any material dispute with (i) any Governmental Entity payor of which the Company or any of its Subsidiaries has received written notice or (ii) any non-Governmental Entity third party payor (e.g., a health insurer, HMO, PPO and the like) (collectively a “Payor”), and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or Payor to the effect that such Payor intends to cease doing business or significantly reduce the volume of its business with the Company or any of its Subsidiaries or change any of the material terms related to its Contracts with the Company or any of its Subsidiaries.

(x)     Warranties.  Except as would not have a Company Material Adverse Effect, with respect to the time period prior to the Applicable Date, to the Knowledge of the Company, and for the period thereafter irrespective of the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice relating to any claim involving: (i) any product manufactured or sold, or any service provided, by the Company or any of its Subsidiaries, resulting from any alleged breach of contractual requirements, express or implied, applicable thereto, (ii) any breach of any product warranty (whether express or implied), strict liability in tort, negligent design, specification processing or manufacture of product or negligent provision of services, defective design, specification, processing or manufacture of product or failure to warn or absence of or defective warnings or instructions or (iii) any alleged noncompliance with any applicable governmental, trade association or regulatory specifications or standards for any product manufactured or sold, or any service provided, by the Company or any of its Subsidiaries.

5.2   Representations and Warranties of Parent and Merger Sub.  Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)     Organization, Good Standing and Qualification.  Each of Parent and Merger Sub (x) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, (y) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (z) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing (with respect to clause (z) above only), or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws or comparable governing documents of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b)    Corporate Authority.  No further action, vote, consent or approval of the direct or indirect holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, which adoption by Parent will occur immediately following execution of this Agreement, and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)     Governmental Filings; No Violations.

(i)            Other than the filings and/or notices pursuant to Section 1.3 and under the HSR Act, the Foreign Antitrust Laws and any other applicable antitrust or merger control laws, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts to which Parent or any of its Significant Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or, assuming compliance with the matters referred to in Section 5.2(c)(i), any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d)    Litigation.  There is no suit, claim, action, arbitration, proceeding or investigation pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated hereby. Neither Parent nor Merger Sub is subject to or bound by any outstanding judgment, settlement, order, writ, injunction, award or decree that would reasonably be expected to prevent or materially delay or impede the consummation of the Merger or any of the other transactions contemplated hereby.

The term “Knowledge” when used in this Agreement with respect to the Parent shall mean the actual knowledge of those persons set forth in Section 5.2(d) of the Parent Disclosure Letter without obligation of any further review or inquiry, and does not include information of which they may be deemed to have constructive knowledge only.

(e)     Financing.  Parent has delivered to the Company (i) true and complete copies of the commitment letter (as the same may be amended in accordance with Section 6.13(a)), dated as of the date hereof, between Parent and each of Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, Credit Suisse Securities (USA) LLC and Credit Suisse (the “Debt Financing Commitment”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided the debt amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) true and complete copies of the equity commitment letter, dated as of the date hereof, between Parent and Blackstone, (the “Equity Financing Commitment” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which Blackstone has committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the date of this Agreement, none of the Financing Commitments has been amended or modified, no such amendment or modification is contemplated except as permitted by Section 6.13(a) and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any material respect. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitment that are payable on or prior to the date hereof and, as of the date of this Agreement, the Debt Financing Commitment is in full force and effect and is the valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto so long as it remains in effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under any of the Financing Commitments, and Parent has no reason to believe that it will be unable to satisfy any of the conditions to the Financing contemplated by the Financing Commitments (subject to the Company complying with its obligations hereunder and assuming that there will not be a Company Material Adverse Effect). After giving effect to the amounts expected to be funded under the Financing Commitments (subject to the terms thereof), and assuming compliance by the Company with its obligations hereunder, Parent and Merger Sub would have at the Closing funds sufficient, together with available cash of the Company, to pay the aggregate Per Share Merger Consideration (and any repayment or refinancing of debt contemplated by the Financing Commitments) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and to pay all related fees and expenses.  Notwithstanding the foregoing, in no event shall the receipt or availability of any funds or financing by Parent or any other financing or other transactions be a condition to any of Parent’s obligations hereunder.

(f)     Capitalization of Parent and Merger Sub.  The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, $0.01 par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger, the Financing Commitments and the other transactions contemplated by this Agreement.

(g)    Solvency.  Assuming that the Company is solvent immediately prior to the Effective Time and the satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and assuming (i) the accuracy and completeness of the representations and warranties of the Company contained herein at such time (assuming, for such purposes, such representations and warranties are true and correct at such time without giving effect to any “Knowledge”, materiality or “Material Adverse Effect” qualifications or exceptions), and (ii) the 2007 Operating Plan provided by the Company to Parent prior to the date hereof prove to be accurate in all material respects, and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of debt contemplated in the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(h)    Guaranty.  Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guaranty.

(i)      Information Supplied.  None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent which, pursuant to the Exchange Act, should be set forth in an amendment or supplement to the Proxy Statement, Parent shall notify the Company in writing.  All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information or statements with respect to the Company and its Subsidiaries made or incorporated by reference therein supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

ARTICLE VI
COVENANTS

6.1   Interim Operations.

(a)     The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter) and except as required by applicable Law, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (i) as otherwise contemplated by this Agreement, (ii) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed), (iii) as is required by applicable Law or any Governmental Entity or (iv) as set forth in

Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(A)          adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or other similar organizational documents of any of its Subsidiaries;
(B)           merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate;
(C)           acquire assets outside of the ordinary course of business from any other Person or with a value or purchase price in the aggregate in excess of $5 million in any transaction or series of related transactions;
(D)          issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (1) the issuance of Shares upon the exercise of Company Options set forth in Section 5.1(b)(i) of the Company Disclosure Letter in accordance with the terms of the Stock Plans or (2) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options (including Company Options), warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
(E)           make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $4 million in the aggregate;
(F)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;
(G)           reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Shares tendered by Employees in connection with the exercise of Company Options set forth in Section 5.1(b)(ii) of the Company Disclosure Letter in accordance with the terms of the Stock Plans);
(H)          incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for borrowings and letter of credits issued under the

Company’s existing revolving credit facility set forth in Section 5.1(b)(ii) of the Company Disclosure Letter;
(I)            except as set forth in the capital budgets set forth in Section 6.1(a)(I) of the Company Disclosure Letter, make or authorize any capital expenditure in excess of $2 million in the aggregate;
(J)            make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or Law or by a Governmental Entity;
(K)          settle, release, waive or compromise any pending or threatened suit, action, claim, arbitration, investigation or litigation or other proceedings (i) for an amount in excess of $1 million or any obligation or liability of the Company in excess of such amount (ii) entailing obligations that would impose any material restrictions on the business or operations of the Company or any of its Subsidiaries or (iii) that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any of its Subsidiaries relating to the transactions contemplated by this Agreement;
(L)           make or change any material Tax election or tax accounting method, settle or compromise any material Tax liability other than in the ordinary course of business consistent with past practice, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes other than ordinary course state and local Tax inquiries;
(M)         transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, other than inventory, supplies and other assets in the ordinary course of business consistent with past practice;
(N)          except as expressly contemplated by this Agreement, required pursuant to Benefit Plans in effect prior to the date of this Agreement and listed on the Company’s Disclosure Letter, or as otherwise required by applicable Law, (1) grant or provide for any severance or termination payments or benefits to any director or officer of the Company (the “Elected Officers”) or Employee, except, in the case of employees who are not Elected Officers, in the ordinary course of business consistent with past practice, (2) increase the compensation, perquisites or benefits payable to any Employee, except, in the case of Employees who are not Elected Officers of the Company, increases in the ordinary course of business consistent with past practice, (3) grant any equity or equity-based awards that may be settled in Shares, preferred shares or any other securities of the Company or any of its Subsidiaries or the value of which is linked directly or indirectly, in whole or in part, to the price or value of any Shares, preferred shares or other Company securities or Subsidiary securities, (4) accelerate the vesting or payment of any compensation payable or benefits provided or to become payable or provided to any Employee or (5) terminate or materially amend any existing, or adopt any new, Benefit Plan (other than changes made in the ordinary course of business consistent with past practice or as may be necessary to comply with applicable Laws, in either case that do not materially increase the costs of any such Benefit Plans);

(O)          except as required by applicable Laws, enter into, amend or extend any material collective bargaining agreement or other labor agreement;
(P)           except to the extent necessary to take any actions that the Company is otherwise permitted to take pursuant to Section 6.2 (and in such case only in accordance with the terms of Section 6.2), take any action to render inapplicable, or to exempt any third party from, any standstill arrangements or the provisions of any Takeover Statutes;
(Q)          enter into, amend, cancel or modify any Material Contract or any Contract that would be a Material Contract if in effect on the date of this Agreement;
(R)           cancel any debts or waive any claims or rights of substantial value (including the cancellation, compromise, release or assignment of any indebtedness owed to, or claims held by, the Company or any of its Subsidiaries), except for cancellations made or waivers granted with respect to claims other than indebtedness in the ordinary course of business consistent with past practice which, in the aggregate, are not material or for claims other than indebtedness which are cancelled or waived in connection with the settlement of the actions referred to in, and to the extent permitted by, clause (K) above;
(S)           fail to maintain in full force and effect the material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices;
(T)           enter into any agreement with a New Jersey Governmental Entity pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. (“ISRA”) that could reasonably be expected to (i) require the Company to establish a financial assurance exceeding $1 million or (ii) otherwise result in investigation or remediation liabilities of the Company exceeding $1 million in the aggregate; or
(U)          except as provided in Section 6.2 and Section 8.3(a), agree, authorize or commit to do any of the foregoing or any action which would result in any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to result in a Company Material Adverse Effect.

(b)    The Company shall consult with Parent reasonably in advance of any decision to (i) hire any “Executive Officer” (as such term is defined in Rule 3b-7 promulgated under the Exchange Act), promote any existing Executive Officer to a more senior position or otherwise appoint or promote any current director, employee, independent contractor or consultant to an Executive Officer position or (ii) adopt any material modification or material deviation from the Company’s annual operating plan, as previously provided to Parent; and in each case shall consider in good faith the reasonable recommendations of Parent in connection therewith.

(c)     The Company shall, except as prohibited by applicable Law or as would jeopardize attorney-client privilege (but in such event, the Company will use its commercially reasonable efforts to keep Parent fully informed), keep Parent informed, on a current basis, of any material events, discussions, notices or changes with respect to any criminal or material regulatory investigation or action involving the Company or any of its Subsidiaries.

6.2 Solicitation; Change in Recommendation.

(a)     During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on the 51st day following the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, agents, advisors and other representatives (such Persons, together with the Subsidiaries of the Company, collectively, the “Company Representatives”) shall have the right to: (i) initiate, solicit, facilitate and encourage Takeover Proposals, including by way of providing access to non-public information to any other Person or group of Persons pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is made available to any Person given such access which was not previously made available to Parent and Merger Sub; and (ii) enter into and maintain or continue discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations regarding a Takeover Proposal. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Takeover Proposal). From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall use commercially reasonable efforts (it being understood such efforts do not include an obligation to commence litigation) to enforce the employee non-solicit/no-hire provisions of any confidentiality agreement entered into with any Person whether prior to, on or after the date of this Agreement and the provision thereof requiring the other party thereto to keep confidential any proprietary, confidential information about the Company obtained by such Person pursuant to such confidentiality agreement (it being understood that the Company may provide any consent and grant any approval contemplated by any such confidentiality agreement).

(b)    Except as permitted by this Section 6.2 and except as may relate to any Excluded Party, the Company and its Subsidiaries and their respective directors and officers shall, and the Company shall use its reasonable best efforts to cause the other Company Representatives, to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal; and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, a Takeover Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal. No later than two business days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the number of Excluded Parties and the Company shall provide to Parent (within such two business day time frame) a written summary of the material terms of any Takeover Proposal from an Excluded Party (it being understood that such material terms do not have to include the identity of the Excluded Party).

(c)     Notwithstanding anything to the contrary contained in Section 6.2(b) but subject to the last sentence of this Section 6.2(c), if, at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of the Company Representatives receives a bona fide written Takeover Proposal by any Person or group of Persons, which Takeover Proposal was made on or after the No-Shop Period Start Date and which did not arise from or in connection with a breach of this Section 6.2, (i) the Company and the Company Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith (A) after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, the Company and Company Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal (provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is made available to any Person given such access which was not previously made available to Parent and Merger Sub), and (y) engage in or otherwise participate in discussions and negotiations regarding such Takeover Proposal. From and after the No-Shop Period Start Date, the Company shall promptly advise Parent of the receipt by the Company of any Takeover Proposal made on or after the No-Shop Period Start Date or any request for non-public information made by any Person or group of Persons that has informed the Company it is considering making a Takeover Proposal or any request for discussions or negotiations with the Company or the Company Representatives relating to a Takeover Proposal (in each case within 48 hours of receipt thereof), and the Company shall provide to Parent (within such 48 hour time frame) the number of Persons or group of Persons making such Takeover Proposals and a written summary of the material terms of such Takeover Proposal (it being understood that such material terms shall not include the identity of the Person or group of Persons making the Takeover Proposal).  Without limiting the foregoing, the Company will also promptly notify Parent orally and in writing if it determines to begin providing information or to engage in discussions regarding a Takeover Proposal.  Following the No-Shop Period Start Date, the Company shall keep Parent informed on a prompt basis of any material change to the terms and conditions of any Takeover Proposal (which, for the avoidance of doubt, includes any amendment or modification to any Takeover Proposal made by an Excluded Party). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.  Notwithstanding the foregoing, the parties agree that, notwithstanding the commencement of the obligations of the Company under Section 6.2(b) on the No-Shop Period Start Date, the Company may continue to engage in the activities described in clause (i) and/or (ii) of Section 6.2(a) with respect to any Excluded Parties on and after the No-Shop Period Start Date, including with respect to any amended or revised proposal submitted by such Excluded Parties on or after the No-Shop Period Start Date, and this Section 6.2(c) shall not apply with respect thereto; provided that to the extent set forth therein, the provisions of Section 6.2(g) shall apply.

(d)    For purposes of this Agreement, “Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of the Company Representatives has received a written Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines in good faith is bona fide and constitutes or could reasonably be expected to result in a Superior Proposal; provided that any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Takeover Proposal (as such Takeover Proposal may be revised during the course of ongoing negotiations, in which event it may temporarily cease to be a Superior Proposal or a Takeover Proposal that could reasonably be expected to result in a Superior Proposal, so long as such negotiations are ongoing and, the Company Board in good faith determines that, it subsequently constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal) made by such Person fails to constitute either a Superior Proposal or, in the good faith judgment of the Company Board, a Takeover Proposal that could reasonably be expected to result in a Superior Proposal.

(e)     For purposes of this Agreement, “Takeover Proposal” means any proposal or offer, on its most recently amended and modified terms, from any Person or group of Persons (other than Parent and its affiliates) relating to any direct or indirect acquisition or purchase of 15% or more of the consolidated assets (including equity securities of the Subsidiaries of the Company) or consolidated revenues of the Company and its Subsidiaries or 15% or more of the Shares then outstanding, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the Shares then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in holders of Shares immediately prior to such transaction owning less than 85% of the outstanding voting power of the Company or the resulting parent entity of the Company immediately following such transaction, other than the transactions contemplated by this Agreement. For purposes of this Agreement, a “Superior Proposal” means a bona fide Takeover Proposal made in writing and not solicited in violation of Section 6.2(b), on its most recently amended and modified terms (with all percentages in the definition of Takeover Proposal changed to 50%), that is on terms that the Company Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) would, if consummated, be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby (x) after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and (y) after taking into account all material legal, financial (including the financing terms of any such Takeover Proposal), regulatory or other aspects of such Takeover Proposal.

(f)     Except as set forth in this Section 6.2, neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation (as defined in Section 6.4 below); (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any of the actions referred to in the foregoing clauses (i) and (ii), whether taken by the Company Board or a committee thereof, an “Adverse Recommendation

Change”); or (iii) cause or allow the Company or any of its Subsidiaries to enter into any letter of intent, acquisition agreement or any similar agreement or understanding (other than an Acceptable Confidentiality Agreement) relating to a Takeover Proposal.

(g)    (i) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, if (1) the Company has received a bona fide written Takeover Proposal that has not been withdrawn or abandoned and that the Company Board concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (B) below or (2) in the absence of a Takeover Proposal, if the Company Board determines in good faith, after consultation with outside counsel, that the failure to do so (for reasons other than those relating to the then-current operating or financial performance of the Company, unless such operating or financial performance has been materially impacted by an event or result outside the ordinary course of the Company’s business and not contemplated by the financial projections provided by the Company to Parent) would be a breach of its fiduciary duties under applicable Law, the Company Board may (x) make an Adverse Recommendation Change and/or (y) in the case of clause (1) above only, terminate this Agreement to concurrently enter into a definitive agreement with respect to such Superior Proposal if the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would reasonably be expected to result in a breach of its fiduciary duties under applicable Law; provided, however, the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) and/or terminate this Agreement pursuant to the foregoing clause (y) unless:

(A)          the Company shall have provided prior written notice to Parent and Merger Sub, at least five calendar days in advance (the “Notice Period”), of its intention to effect an Adverse Recommendation Change in response to such Superior Proposal and/or to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, or otherwise make an Adverse Recommendation Change in the circumstance referred to above, which notice shall specify the material terms and conditions of any such Superior Proposal (it being understood that such material terms and conditions do not have to include the identity of the Person or group of Persons making the Superior Proposal) or the reasons for such Adverse Recommendation Change in the absence of a Takeover Proposal, and contemporaneously with providing such notice, as applicable, shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents (provided that such copies of such agreements and other material documents, may exclude the identity of the Person or group of Persons making the Superior Proposal); and
(B)           prior to effecting such Adverse Recommendation Change in response to a Superior Proposal or otherwise in the circumstance referred to above and/or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal or such Adverse Recommendation Change is no longer required.

In the event that during the Notice Period any revisions are made to the Superior Proposal to which the proviso in this Section 6.2(g)(i) applies and the Company Board in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 6.2(g)(i) with respect to such new written notice, except that the Notice Period shall be reduced to two business days.

(ii)           Notwithstanding anything to the contrary herein, the Company shall not be entitled to enter into any agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal unless this Agreement is concurrently terminated by its terms pursuant to Section 8.3(a) and the Company has paid concurrently to Parent the Termination Fee payable pursuant to Section 8.5(b).  With respect to Persons with whom discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to require such Persons to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any confidential information furnished by the Company.  No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any state takeover statute or other state Law to be inapplicable to the transactions contemplated by this Agreement.  Subject to the restrictions on the Company’s ability to make an Adverse Recommendation Change as set forth in Section 6.2(g)(i), nothing contained in this Agreement shall prohibit the Company or the Company Board from complying with Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, the failure to do so would reasonably be expected to violate its obligations under applicable Law or is otherwise required under applicable Law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Takeover Proposal), unless in each case, in connection therewith, the Company Board effects an Adverse Recommendation Change; provided further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation at least two business days prior to the Stockholders’ Meeting if Parent has delivered to the Company a written request to so reaffirm at least 48 hours (or if 48 hours is impracticable, as far in advance as is practicable) prior to the time such reaffirmation is to be made.

6.3   Proxy Statement.  The Company shall prepare and file the Proxy Statement in preliminary form with the SEC as promptly as reasonably practicable after the date of this Agreement. The Company will provide to Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. The Company agrees, as to itself and its Subsidiaries, that at the date of mailing to shareholders of the Company and at the time of the Stockholders’ Meeting (as defined in Section 6.4 below), (a) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (b) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company shall as soon as reasonably practicable notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall as soon as reasonably practicable provide to Parent copies of all material correspondence between the Company and/or any of its representatives on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. Subject to applicable Laws, the Company and Parent (with respect to itself and Merger Sub) each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

6.4   Stockholders’ Meeting.  The Company, acting through its board of directors, shall take, in accordance with applicable Law and its certificate of incorporation and by-laws, all reasonable action necessary to convene a meeting of holders of Shares (the “Stockholders’ Meeting”) as promptly as reasonably practicable after the execution of this Agreement to consider and vote upon the adoption and approval of this Agreement and the Merger. Except in the event of an Adverse Recommendation Change permitted by Section 6.2(g), (a) the Proxy Statement shall include a recommendation by the Company, through the Company Board, to the holders of Shares that the Company Stockholder Approval be given (the “Company Recommendation”) and (b) the Company Board shall take all reasonable lawful action to solicit the Company Stockholder Approval. Unless this Agreement is validly terminated in accordance with its terms pursuant to ARTICLE VIII, the Company shall submit this Agreement to its shareholders at the Stockholders’ Meeting even if the Company Board shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected an Adverse Recommendation Change or proposed or announced any intention to do so.

6.5   Filings; Other Actions; Notification.

(a)     Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. In connection with and without limiting the foregoing, the Company and Parent shall each file or jointly file, if applicable, or cause to be filed, promptly after the date of this Agreement, any notifications, approval applications or the like required to be filed under the HSR Act, the Foreign Antitrust Laws and all other antitrust and merger control laws with respect to the transactions contemplated hereby and Parent and the Company shall pay all filing and similar fees and related expenses payable in connection therewith. The Company and Parent shall ensure their respective filings under the HSR Act are made within twenty business days after the date of this Agreement. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement and material information, if any, provided to unions, works councils or other representative bodies or labor organizations).  The Company and Parent shall exchange and provide to their counsel any information necessary to prepare for or address any formal or informal request for information from any Government Antitrust Entity. Parent shall keep the Company apprised of any material changes in its capital structure or in the relative ownership of the Guarantor. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b)    Status.  Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in each case relating solely to the Merger and the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein

(c)     Merger Clearance.  Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, Parent and the Company agree to take or cause to be taken the following actions:

(i)            the prompt use of their respective reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer (and agreement) by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company after the occurrence of the Effective Time and/or Parent or either’s respective Subsidiaries (in the case of the Company, after the occurrence of the Effective Time) (and the entry into agreements with, and submission to orders of, the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, and the German Federal Cartel Office (“Government Antitrust Entity”) giving effect thereto), if such action should be necessary to avoid, prevent, eliminate or remove the actual, anticipated or threatened (A) commencement of any administrative, judicial or other proceeding in any forum by any Government Antitrust Entity or (B) issuance of any order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Government Antitrust Entity; and

(ii)           the prompt use of their respective reasonable best efforts, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable or threatened to be entered or issued, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on the schedule contemplated by this Agreement.

Notwithstanding the foregoing, nothing in clauses (i) and (ii) above shall require Parent to take any action which (A) is reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of either Parent (or any of its Subsidiaries) or the Company, taken individually or in the aggregate, or (B) is not conditioned on the consummation of the Merger.  For purposes of the preceding sentence, a sale, divestiture, holding separate or other extraordinary action with respect to any assets of the business or Parent and its subsidiaries or the Company that generated revenues in excess of $200 million in the aggregate in fiscal year 2006, shall be deemed to have a material adverse effect for purposes of this Section 6.5(c).

6.6   Access.  Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; provided further that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, unless such information is necessary to prepare for or address any formal or informal request for information from any Government Antitrust Entity or (b) to disclose any privileged information of the Company or any of its Subsidiaries. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. All requests for information made pursuant to this Section 6.6 shall be directed to the individual or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7   Stock Exchange De-listing.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the other exchanges on which the common stock of the Company is listed to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the other exchanges on which the common stock of the Company is listed and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8   Publicity.  The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall use reasonable efforts under the circumstances to cooperate with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

6.9   Employee Benefits.

(a)     Parent agrees that, during the period commencing at the Effective Time and ending on the later of December 31, 2008 and the first anniversary of the Effective Time, the Employees of the Company who are employed as of the Effective Time (the “Current Employees”) will be provided with (i) base salary and bonus opportunities (including annual and quarterly bonus opportunities and long-term incentive opportunities, but excluding equity and equity-based benefits) which are no less than the base salary and bonus opportunities provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) pension and welfare benefits and perquisites (excluding equity and equity-based benefits) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than those set forth in the Company’s separation pay plan in effect on the date hereof and provided to Parent.

(b)    Parent will cause any employee benefit plans of Parent or the Surviving Corporation which the Current Employees are entitled to participate in from and after the Effective Time to take into account for purposes of eligibility, vesting and benefit accrual thereunder, service by the Current Employees with the Company or any of its Subsidiaries prior to the Effective Time as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries prior to the Effective Time (except to the extent it would result in (1) a duplication of benefits or (2) benefit accruals under any defined benefit pension plan).

(c)     Parent shall, and shall cause the Surviving Corporation and any successor thereto to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the agreements identified in Section 6.9(c) of the Company Disclosure Letter; provided that this shall not prevent the amendment or termination of any such plans in accordance with their terms and the Surviving Corporation shall have any rights privileges or powers under such agreements which were previously held by the Company.

(d)    The Company shall terminate the dj Orthopedics, Inc. 2001 Employee Stock Purchase Plan (the “Company ESPP”) immediately prior to the Effective Time. To the extent any offering period under the Company ESPP is in progress prior to such termination, the Company shall ensure that (i) such offering period ends, and any outstanding options under the Company ESPP are exercised, prior to the Effective Time in accordance with the terms of the Company ESPP and (ii) no new offering periods commence after the execution of this Agreement.

(e)     This Section 6.9 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.9, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Nothing in this Section 6.9 is intended to amend any Benefit Plan, or interfere with Parent’s or the Surviving Corporation’s right from and after the Effective Time to amend or terminate any Benefit Plan or the employment or provision of services by any director, employee, independent contractor or consultant.

6.10 Expenses.  The Surviving Corporation shall pay the fees of the Paying Agent in connection with the transactions contemplated in ARTICLE IV. Whether or not the Merger is consummated, except as expressly contemplated by this Agreement (including, without limitation, Section 8.5), all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a)     From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall cause the Surviving Corporation to also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement.

(b)    Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the Side A coverage part (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies as well as the Company’s existing separate Side A policy for its directors and officers, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable, in the aggregate, as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, there shall be no breach of this provision so long as the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable, in the aggregate, to the Company’s directors and officers as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Company’s directors and officers as provided in the Company’s existing policies as of the date hereof; provided that in no event shall the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)     If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d)    The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)     The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12      Takeover Statute.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13      Financing.

(a)    Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange the Debt Financing as promptly as practicable on the terms and conditions described in the Debt Financing Commitment (provided that Parent and Merger Sub may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise so long as such replacement or amendment would not adversely impact or delay in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment, subject to the foregoing replacement and amendment rights, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Debt Financing set forth in the Debt Financing Commitment that are within their control (including by consummating the financing pursuant to the terms of the Equity Financing Commitment and by assisting in the syndication or marketing of the financing contemplated by the Debt Financing Commitment) and (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitment or on other terms reasonably acceptable to Parent that would not adversely impact in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby. Subject to the terms and conditions contained herein and the satisfaction of the conditions set forth in Section 7.1, Sections 7.2(a) and 7.2(b) and the satisfaction or waiver of the conditions set forth in Section 7.3, at the Closing Parent shall use its reasonable best efforts to cause the lenders under the Debt Financing to fund the Debt Financing required to consummate the transactions contemplated hereby if the conditions to the Debt Financing Commitment are then satisfied. Without limiting Parent’s obligations under this Section 6.13, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to Parent and Merger Sub in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but in no event later than the Termination Date. Parent shall give the Company prompt notice of any material breach by any party to the Financing Commitments of which Parent or Merger Sub becomes aware, or any termination of the Financing Commitments. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing and provide copies of all documents related to the Debt Financing (other than any ancillary documents subject to confidentiality agreements) to the Company.  Notwithstanding the foregoing, compliance by Parent with this Section 6.13(a) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

(b)   Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent that is reasonably necessary or customary in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the business or operations of the Company and its Subsidiaries), including (i) participating in a reasonable or customary number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) using commercially reasonable efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary or customary in connection with the Financing, (iii) using commercially reasonable best efforts to furnish Parent and Merger Sub as promptly as reasonably practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing, including information customarily included in private placement memoranda relating to private placements under Rule 144A promulgated under the Securities Act to consummate the offering(s) of debt securities contemplated by the Debt Financings Commitments at the time during the Company’s fiscal year such offering(s) will be made as soon as such financial and other information becomes available, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act (other than Rule 3-10 of Regulation S-X, but including pro forma financial information and summary guarantor/non-guarantor financial information of the type customarily included in offering documents used in private placements under Rule 144A, and summary quarterly financial information and without giving effect to the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A; 34-54302A; IC-27444A), including audits thereof to the extent so required (which audits shall be unqualified) (all such information in this clause (iii), the “Required Information”), (iv) cooperating with and using reasonable best efforts to assist Parent in procuring accountants’ comfort letters and consents, legal opinions, surveys and title insurance and other customary documentation required by the Debt Financing Commitments, in each case as reasonably requested by Parent and, if reasonably requested by Parent or Merger Sub, (v) using commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within the time frame, and to the extent, the Company prepares such financial statements in the ordinary course of business, (vi) using reasonable best efforts to assist Parent in procuring the execution and delivery, as of the Effective Time, by the officers of the Surviving Corporation and its Subsidiaries of any customary pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the Chief Financial Officer of the Surviving Corporation or any Subsidiary with respect to solvency matters) and otherwise reasonably facilitating, to the extent reasonably requested by Parent, the pledging of collateral (including cooperation, to the extent reasonably requested by Parent, in connection with the pay-off of existing indebtedness and the release of related Liens), (vii) taking all actions to the extent reasonably requested by Parent necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, and (viii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent in connection with the consummation of the Debt Financing immediately following the Effective Time; provided that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Parent in connection with the Debt Financing prior to the Effective Time. In the event that prior to February 15, 2008 (x) all or any portion of the Debt Financing structured as high yield financing has not been consummated, (y) all closing conditions contained in ARTICLE VII shall have been satisfied or waived (other than the delivery of the officer certificates to be delivered at the Closing referred to in Sections 7.2(a), 7.2(b), 7.3(a) and 7.3(b)) and the Closing shall not have occurred and (z) the bridge facilities contemplated by the Debt Commitment Letters (or alternative bridge financing obtained in accordance with this Agreement) are available in all material respects on the terms and conditions described in the Debt Commitment Letters (or described in replacements thereof on terms and conditions no less favorable to Parent and Merger Sub or alternative financing therefor), then Parent shall use reasonable best efforts to cause the lenders under such bridge facility to fund proceeds of such bridge financing (or replacement or alternative financing) to be used to replace such privately offered note financing no later than the final day of the Marketing Period.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable documented out of pocket costs and expenses incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all liabilities, losses, damages, claims, expenses, interest, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company or the Subsidiaries in accordance with the terms hereof).  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)    For purposes of this Agreement, “Marketing Period” shall mean the first period of 25 consecutive days after the Initiation Date (A) throughout and on the last day of which (1) Parent and its Financing sources shall have the Required Information and (2) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.2(a) and 7.2(b) (other than the receipt of the certificates to be delivered at the Closing referred to therein) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 25-consecutive-day period, and (B) throughout and on the last day of which the conditions set forth in Section 7.1 shall be satisfied; provided that (w) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; (x) if the Marketing Period would not end on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 3, 2007, if the Marketing Period would not end on or prior to November 16, 2007, the Marketing Period shall commence no earlier than November 26, 2007 and if the Marketing Period would not end on or prior to December 20, 2007, the Marketing Period shall commence no earlier than January 2, 2008; (y) the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period will not be deemed to commence at the earliest unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by Ernst & Young LLP or another independent registered accounting firm reasonably acceptable to Parent, (B) the Company shall have announced any intention to restate any of its financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence at the earliest unless and until such restatement has been completed and the Company’s SEC Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP or (C) the Company shall have been delinquent in filing any report with the SEC, in which case the Marketing Period will not be deemed to commence at the earliest unless and until all such delinquencies have been cured; and (z) if the financial statements included in the Required Information that is available to Parent on the first day of any such 25-consecutive-day period would not be sufficiently current on any day during such 25-consecutive-day period to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of the 25-consecutive-day period or (ii) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 25-consecutive-day period, then a new 25-consecutive-day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in (i) and (ii) on the last day of such 25-consecutive-day period.

(d)   For purposes of this Agreement, “Initiation Date” shall mean the latest to occur of (A) the date Parent and its Financing sources have received from the Company the Required Information and (B) the business day after the date the Company files with the SEC its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. Nothing contained in this Agreement shall prohibit Parent or Merger Sub from entering into agreements relating to the Financing or the operation of Parent or Merger Sub, including adding other equity providers or operating partners.

(e)    All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent, Merger Sub or their representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement.

6.14      Director Resignations.  The Company shall cause to be delivered to Parent resignations of all the directors of the Company and its Subsidiaries to be effective upon the consummation of the Merger.

6.15      Rule 16b-3.  Prior to the Effective Time, the Company may approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

6.16      ISRA.  The Company shall take all necessary actions to comply with the requirements of ISRA with respect to the transactions contemplated by this Agreement; provided that such actions could not reasonably be expected to (i) require the Company to establish a financial assurance exceeding $1 million or (ii) otherwise result in investigation or remediation liabilities of the Company exceeding $1 million in the aggregate.

ARTICLE VII
Conditions

7.1   Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)     Stockholder Approval.  The Company Stockholder Approval shall have been obtained in accordance with applicable Law, the rules of the NYSE and the certificate of incorporation and by-laws of the Company.

(b)    Governmental Consents and Approvals.  All necessary consents and approvals of any Governmental Entity required for the consummation of the transactions contemplated by this Agreement shall have been obtained, any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Foreign Antitrust Laws shall have expired or been terminated.

(c)     Injunction.  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing, restraining or rendering illegal the consummation of the Merger.

7.2   Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)     Representations and Warranties.  (i) The representation and warranty set forth in the first sentence of Section 5.1(f) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (ii) the representations and warranties of the Company set forth in Sections 5.1(b), 5.1(c)(i), 5.1(j) and 5.1(p) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (iii) all other representations and warranties of the Company set forth in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect; Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b)    Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

7.3   Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)     Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not prevent Parent from consummating the Merger and performing its obligations under this Agreement. The Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)    Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

ARTICLE VIII
TERMINATION

8.1   Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2   Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a)   the Merger shall not have been consummated by 11:59 p.m., New York City time, March 15, 2008, whether such date is before or after the date of approval by the stockholders of the Company referred to in Section 7.1(a) (the “Termination Date”);

(b)   the approval by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Stockholders’ Meeting or at any adjournment or postponement thereof; or

(c)   any Restraints permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company referred to in Section 7.1(a));

provided that in each case the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement and such breach shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3   Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company:

(a)     prior to obtaining the Company Stockholder Approval, pursuant to Section 6.2(g)(i); provided that prior to or concurrently with such termination, the Company pays as directed by Parent in immediately available funds the Termination Fee (as defined in Section 8.5(b) below);

(b)    if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement (other than as described in Section 8.3(c)) such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Company to Parent or (ii) two business days prior to the Termination Date; provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(c)     if (i) all of the conditions set forth in Section 7.1 and 7.2 shall have been satisfied (other than the delivery of the officer certificates referred to in Sections 7.2(a) and 7.2(b)) and (ii) on the earlier of (A) 5:00 p.m., New York City time on the Termination Date or (B) 5:00 p.m., New York City time on the last day of the Marketing Period (or, if earlier, such date designated by Parent in accordance with Section 1.2), Parent and Merger Sub shall have failed to consummate the Merger at such time, including because none of Parent, Merger Sub or the Surviving Corporation shall have obtained the proceeds pursuant to the Debt Financing (or alternative debt financing as set forth in Section 6.13(a)) sufficient to consummate the transactions contemplated by this Agreement.

8.4   Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a)   (i) the Company Board or any committee thereof shall have made an Adverse Recommendation Change, (ii) the Company Board or any committee thereof shall have resolved to take the foregoing action or (iii) the Company fails to include the Company Recommendation in the Proxy Statement; or

(b)   there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by Parent to the Company or (ii) two business days prior to the Termination Date; provided that Parent and Merger Sub are not then in breach of this Agreement such that the conditions set forth in Section 7.3(a) and Section 7.3(b) would not be satisfied.

8.5   Effect of Termination and Abandonment.

(a)     In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its representatives or affiliates); provided that (i) except as otherwise provided in Sections 8.5(h) and 9.5(d) and subject to the limitations of Section 9.5(c), no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful or intentional material breach of this Agreement (it being understood that any such liability or damages for which the Company or Parent may become liable shall be calculated net of the amount of the Termination Fee or Parent Fee, if previously paid by the Company or Parent, respectively) and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b)    For purposes of this Agreement, “Termination Fee” means $37.4 million, except if the Termination Fee becomes payable by the Company in connection with a Takeover Proposal from an Excluded Party, then the Termination Fee shall be $18.7 million.

(c)     In the event that this Agreement is terminated by the Company pursuant to Section 8.3(a) or by Parent pursuant to Section 8.4(a), then the Company shall pay the Termination Fee as directed in writing by Parent, at the time of termination in the case of a termination pursuant to Section 8.3(a) or promptly (but in any event within two business days following termination of this Agreement) in the case of a termination pursuant to Section 8.4(a).

(d)    In the event that this Agreement is terminated by:

(i)            Parent or the Company pursuant to Section 8.2(a), and (x) at any time prior to the termination a Takeover Proposal has been made to the Company, publicly announced or publicly made known and not publicly withdrawn and (y) within twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Takeover Proposal (whether or not the same as that made, originally announced or made known), then the Company shall pay the Termination Fee on the date of such execution or consummation;

(ii)           Parent or the Company pursuant to Section 8.2(b) (or, after the Stockholders’ Meeting has been held and a vote on the adoption of this Agreement has been taken and there has been a failure by the Company to obtain the Company Stockholder Approval, and this Agreement thereby becomes terminable for this reason, the Company terminates this Agreement for another reason), and (x) prior to the Stockholders’ Meeting a Takeover Proposal has been made to the Company, publicly announced or publicly made known and not publicly withdrawn and (y) within twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Takeover Proposal (whether or not the same as that made, originally announced or made known), then the Company shall pay the Termination Fee, less the amount of any Parent Expenses previously paid to Parent (if any), on the date of such execution or consummation; or

(iii)          Parent pursuant to Section 8.4(b), and (x) prior to the breach giving rise to the right of termination, a Takeover Proposal has been made to the Company, publicly announced or publicly made known and not publicly withdrawn and (y) within twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Takeover Proposal (whether or not the same as that made, originally announced or made known), then the Company shall pay the Termination Fee, less the amount of any Parent Expenses previously paid to Parent (if any), on the date of such execution or consummation.

For purposes of this Section 8.5(d), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 6.2(e), except that all percentages in its definition shall be deemed to be changed to “50%”.

(e)     If (i) the Company terminates this Agreement pursuant to Section 8.3(c) as a result of a breach by Parent or Merger Sub of its respective obligation to effect the Closing pursuant to Section 1.2 and satisfy its obligations under Section 1.2, including delivering and making available sufficient funds to make all payments pursuant to Section 1.2, (ii) Parent and Merger Sub fail to effect the Closing and satisfy such obligations because of a failure to have obtained the proceeds pursuant to the Debt Financing contemplated by the Debt Financing Commitment and (iii) at the time of such termination and failure, all of the conditions set forth in Section 7.1 and 7.2 shall have been satisfied (other than the delivery of the officer certificates referred to in Sections 7.2(a) and 7.2(b)), Parent shall pay the Company an amount, by wire transfer of immediately available funds, equal to $37.4 million (the “Parent Fee”) as promptly as possible (but in any event within two business days) following such termination.

(f)     In the event of termination of this Agreement by either party pursuant to Section 8.2(b) (or a termination by the Company pursuant to a different section of Section 8.2 or 8.3 at a time when this Agreement was terminable pursuant to Section 8.2(b)), the Company shall promptly, but in no event later than two business days after being notified of such by Parent, pay Parent all of the documented out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) up to a total maximum payment amount by the Company of $5 million (the “Parent Expenses”), by wire transfer of same day funds, provided that if at the time of the Stockholders’ Meeting there shall have been an Adverse Recommendation Change unrelated to a Superior Proposal and at the Stockholders’ Meeting the stockholders of the Company shall not approve and adopt this Agreement, upon termination of this Agreement by either the Company or Parent, the Company (in lieu of paying the Parent Expenses) shall promptly, but in no event later than two business days after such termination, pay Parent the Termination Fee.

(g)    Any amount that becomes payable pursuant to Section 8.5(c), 8.5(d), 8.5(e) or 8.5(f) shall be paid by wire transfer of immediately available funds to an account or accounts designated by the party entitled to receive such payment. The parties hereto agree and understand that in no event shall the Company or Parent be required to pay the Termination Fee or the Parent Fee, respectively, on more than one occasion.

(h)    The parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.5(c), Section 8.5(d) or Section 8.5(f) or Parent fails to promptly pay any amount due pursuant to Section 8.5(e), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(c), Section 8.5(d) or Section 8.5(f) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(e) or any portion thereof the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Wachovia Bank, National Association in effect on the date such payment was required to be made through the date of payment. Payment of the Termination Fee described in Sections 8.5(b), 8.5(c), 8.5(d) and 8.5(f) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (i) of Section 8.5(a) or alter the rights of Parent and Merger Sub set forth in Section 9.5(d), but is otherwise the sole and exclusive remedy of Parent and Merger Sub in connection with any termination of this Agreement on the bases specified in Sections 8.5(b), 8.5(c), 8.5(d) and 8.5(f). Payment of the Parent Fee described in Section 8.5(e) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (i) of Section 8.5(a), but is otherwise the sole and exclusive remedy of the Company in connection with any termination of this Agreement on the bases specified in Section 8.5(e).

ARTICLE IX
MISCELLANEOUS AND GENERAL

9.1   Survival.  This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), Section 6.13(b) (Financing) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2   Modification or Amendment.  Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3   Waiver of Conditions.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4   Counterparts.  This Agreement may be executed in any number of counterparts (including by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5   GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.  (a)  THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATED TO THE AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.  The parties hereby irrevocably submit, for themselves and their property, to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c)     The Company agrees that, notwithstanding anything herein to the contrary, (i) to the extent it has incurred losses or damages in connection with this Agreement to which it is entitled to recovery hereunder, (A) the maximum aggregate liability of Parent and Merger Sub and their respective Representatives and Affiliates for such losses or damages, if liable therefor, will be limited to an amount equal to $100 million in the aggregate, and (B) in no event will the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub, the Guarantor or any of their respective officers, directors, employees, agents, advisors and other representatives (such Persons, collectively, “Representatives”) and Affiliates in connection therewith and (C) none of Parent, Merger Sub, the Guarantor or any of their Affiliates or Representatives will have any liability whatsoever to any Affiliate of the Company or any of the Company’s shareholders or Company Representatives, nor will any Affiliate of the Company or any of the Company’s stockholders or Company Representatives be entitled to seek to recover any damages from Parent, Merger Sub, the Guarantor or any of their respective Representatives and Affiliates in connection therewith and (ii) in the event the Effective Time occurs, (A) neither Parent, Merger Sub nor the Guarantor shall have any liability or obligation to the Surviving Corporation under any theory of law, whether contract, tort or otherwise and (B) from and after the Effective Time, neither Parent, Merger Sub nor the Guarantor shall have any obligation to any party hereunder, except as set forth in Section 6.11.

(d)    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, in addition to any other remedy to which such party is entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement (other than with respect to the Confidentiality Agreement for which the Company shall be entitled to an injunction).

9.6   Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, overnight courier or by facsimile:

if to Parent or Merger Sub

ReAble Therapeutics Finance LLC
9800 Metric Blvd.
Austin, TX 78758
Attention: Harry L. Zimmerman
Fax: (512) 834-6310

with a copy, which shall not constitute
notice, to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
Fax: (212) 455-2502

if to the Company:

DJO Incorporated
1430 Decision Street
Vista, California 92081
Attention: Donald M. Roberts
Fax: (760) 734-3566

with a copy, which shall not constitute notice, to:

Scott N. Wolfe, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
Fax: (858) 523-5450

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7  Entire Agreement; No Other Representations.  This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement, dated June 9, 2007, between the Company and The Blackstone Group (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.8  No Third Party Beneficiaries.  Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with

Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9  Obligations of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10         Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11         Interpretation.

(a)  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)  The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)  Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12      Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole and absolute discretion, any or all of its rights, interests and obligations hereunder to Parent or to any, direct or indirect, wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

*    *    *    *    *

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

REABLE THERAPEUTICS FINANCE LLC

By	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President,
General Counsel

REACTION ACQUISITION MERGER SUB, INC.

By	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	President

DJO INCORPORATED

By	/s/ Leslie H. Cross
	Name:	Leslie H. Cross
	Title:	Chief Executive Officer